AB


03012542

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SO 3/5/03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 5 2003

SEC FILE NUMBER
8-33854

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _January 1, 2002_ AND ENDING _December 31, 2002_
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BenefitsCorp Equities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

2nd Floor - 8525 East Orchard Road
(No. and Street)

Greenwood Village, CO 80111
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Elder   [303] 737-4344
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Suite 3600   555 Seventeenth Street   Denver, CO   80202-3942
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 7 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Glen R. Derback_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____BenefitsCorp Equities, Inc._____ , as

of _____December 31_____, 20__02___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Treasurer
_____
Title

Notary Public
My Commission Expires May 13, 2003

BOBBI HANKINS
Notary Public
State of Colorado

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BenefitsCorp Equities, Inc.
(A wholly-owned subsidiary of BenefitsCorp, Inc,)
(Sec I.D. No. 8-33854)

*Financial Statements and Supplemental Schedules
for the Years Ended December 31, 2002 and 2001 and
Independent Auditors' Report and Supplemental Report
on Internal Control*

*Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.*

BENEFITSCORP EQUITIES, INC.
(A wholly-owned subsidiary of BenefitsCorp, Inc.)
TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
BenefitsCorp Equities, Inc.:

We have audited the following financial statements of BenefitsCorp Equities, Inc. (the
Company), a wholly-owned subsidiary of BenefitsCorp, Inc., for the years ended December 31,
2002 and 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of
1934:

Financial Statements:	Page
Statements of Financial Condition	3
Statements of Operations	4
Statements of Changes in Stockholder's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7

These financial statements are the responsibility of the Company's management. Our
responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United
States of America. Those standards require that we plan and perform the audit to obtain
reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in
the financial statements. An audit also includes assessing the accounting principles used and
significant estimates made by management, as well as evaluating the overall financial statement
presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial
position of BenefitsCorp Equities, Inc. at December 31, 2002 and 2001, and the results of its
operations and its cash flows for the years then ended in conformity with accounting principles
generally accepted in the United States of America.



Deloitte
Touche
Tohmatsu

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of BenefitsCorp Equities, Inc. as of December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 27, 2003

BENEFITSCORP EQUITIES, INC.
(A wholly-owned subsidiary of BenefitsCorp, Inc.)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash	$ 7,051,836	$ 5,489,277
Other assets	503,594	224,606
TOTAL	$ 7,555,430	$ 5,713,883
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accrued expenses and other liabilities	$ 114,272	$ 9,181
Due to affiliates	3,872,862	3,136,406
Total current liabilities	3,987,134	3,145,587
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY (Note 3):		
Common stock, no par value; 10,000 shares authorized; 4,000 shares issued and outstanding	2,200,000	2,200,000
Contributed capital	1,015,000	15,000
Retained earnings	353,296	353,296
Total stockholder's equity	3,568,296	2,568,296
TOTAL	$ 7,555,430	$ 5,713,883

See notes to financial statements.

3

BENEFITSCORP EQUITIES, INC.
(A wholly-owned subsidiary of BenefitsCorp, Inc.)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES:		
Related party administrative services fees	$ 5,087,749	$ 4,794,116
Securities commissions	966,269	920,053
Interest income	29,905	17,552
Total revenues	6,083,923	5,731,721
EXPENSES:		
Commissions	5,976,982	5,722,960
General and administrative	106,941	8,761
Total expenses	6,083,923	5,731,721
NET INCOME	$ 0	$ 0

See notes to financial statements.

BENEFITSCORP EQUITIES, INC.
(A wholly-owned subsidiary of BenefitsCorp, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

| | Common Stock | | Contributed | Retained | |
	Shares	Amount	Capital	Earnings	Total
BALANCE, JANUARY 1, 2001	4,000	$ 2,200,000	$ 15,000	$ 353,296	$ 2,568,296
Net income				0	0
BALANCE, DECEMBER 31, 2001	4,000	$ 2,200,000	$ 15,000	$ 353,296	$ 2,568,296
Capital contribution			1,000,000		1,000,000
Net income				0	0
BALANCE, DECEMBER 31, 2002	4,000	$ 2,200,000	$ 1,015,000	$ 353,296	$ 3,568,296

See notes to financial statements.

5

BENEFITSCORP EQUITIES, INC.
(A wholly-owned subsidiary of BenefitsCorp, Inc.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
OPERATING ACTIVITIES:		
Net income	$ 0	$ 0
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Due to affiliates	736,456	1,532,423
Accrued expenses and other liabilities	105,091	(182,550)
Other assets	(278,988)	3,201
Net cash provided by operating activities	562,559	1,353,074
FINANCING ACTIVITIES:		
Capital contribution	1,000,000	
Net cash provided by financing activities	1,000,000	
NET INCREASE IN CASH	1,562,559	1,353,074
CASH - beginning of year	5,489,277	4,136,203
CASH - end of year	$ 7,051,836	$ 5,489,277

See notes to financial statements.

6

BENEFITSCORP EQUITIES, INC.
(A wholly-owned subsidiary of BenefitsCorp, Inc.)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1.   ORGANIZATION

Organization – BenefitsCorp Equities, Inc. (the Company) is a wholly-owned subsidiary of BenefitsCorp, Inc. (BCI), which is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company (GWL&A), an insurance company domiciled in Colorado. GWL&A is a wholly-owned subsidiary of GWL&A Financial, Inc., a holding company.

The Company provides communication and marketing services for financial products to group retirement plans and to individuals. The Company acts as a non-clearing broker/dealer and is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

The Company has entered into agreements with BCI, whereby it reimburses BCI for its share of payroll and other administrative services, and with GWL&A, whereby it receives administrative services fees which represent the reimbursement of all expenses incurred, net of securities commissions earned. Due to affiliates represents non-interest bearing amounts, which are due upon demand. Accordingly, the accompanying financial statements are not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Cash includes only amounts in demand deposit accounts.

Income Taxes - The Company is included in a consolidated income tax return filed by GWL&A Financial, Inc. Income taxes are recorded using an asset and liability approach that, among other provisions, requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences in amounts that have been recognized in the Company's financial statements and tax returns. In estimating future tax consequences, all expected future events (other than the enactments or changes in the tax laws or rules) are considered.

Commissions Revenue - Commissions are recognized on a trade-date basis as securities transactions occur.

3.   STATUTORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. The rule requires minimum net capital of 6-2/3% of aggregate indebtedness, or $25,000, whichever is greater, and the rule prohibits withdrawal of equity or the payment of dividends if aggregate indebtedness exceeds 1,000% of net capital. At December 31, 2002, the Company had net capital of $3,567,744, which was $3,301,937 in excess of its required net capital of $265,808. Aggregate indebtedness at December 31, 2002 was $3,987,134 and the ratio of aggregate indebtedness to net capital was 1.12 to 1.

BENEFITSCORP EQUITIES, INC.
(A wholly-owned subsidiary of BenefitsCorp, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

TOTAL STOCKHOLDER'S EQUITY	$	3,568,296
DEDUCT NON-ALLOWABLE ASSETS:		
Commissions receivable outstanding more than 30 days		552
NET CAPITAL	$	3,567,744
AGGREGATE INDEBTEDNESS	$	3,987,134
MINIMUM NET CAPITAL REQUIRED	$	265,808
EXCESS NET CAPITAL	$	3,301,937
EXCESS NET CAPITAL AT 1,000%	$	3,169,031
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.12:1

There were no material differences between the computation for determination of net capital, net capital requirement and aggregate indebtedness, as compared above and as reported by BenefitsCorp Equities, Inc. in Part IIA of Form X-17a-5 as of December 31, 2002.

BENEFITSCORP EQUITIES, INC.
(A wholly-owned subsidiary of BenefitsCorp, Inc.)

EXEMPTIVE PROVISION
UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte
& Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder
of BenefitsCorp Equities, Inc.:

In planning and performing our audit of the financial statements of BenefitsCorp Equities, Inc. (the Company), a wholly-owned subsidiary of BenefitsCorp, Inc., for the year ended December 31, 2002 (on which we have issued our report dated January 27, 2003) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Deloitte
Touche
Tohmatsu

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

January 27, 2003